UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

Asaak Financial Services Limited

Legal status of Issuer:

> *Form:*
>
> Corporation
>
> *Jurisdiction of Incorporation/Organization:*
>
> Delaware
>
> *Date of Organization:*
>
> March 6, 2017

Physical Address of Issuer:

245 8th Avenue, 1101 New York, NY 10011

Website of Issuer:

https://www.asaak.com

Current Number of Employees:

3

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$8,136,656	$2,445,985
Cash & Cash Equivalents	$1,124,734	$329,742
Accounts Receivable	$60	$0
Short-term Debt	$2,880,654	$1,025,806
Long-term Debt	$2,406,515	$516,834
Revenues/Sales	$1,065,078	$201,207
Cost of Goods Sold	$254,494	$97,757
Taxes Paid	$840	$166
Net Income	($256,388)	($186,651)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

August 16, 2022

FORM C-AR

Asaak Financial Services Limited



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Asaak Financial Services Limited, a Delaware corporation ("**Asaak**," the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.asaak.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is August 16, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020 and into the future due to COVID-19, the Company's revenue has been adversely affected. The Company's revenues and business model may have been adversely affected by COVID-19 and its customer's businesses and outlook may have been affected and may continue to be affected. If the Company's customers have been adversely affected, it could impact their ability to repay on any outstanding loans.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists 16,000,000 shares of common stock and 3,888,888 shares of preferred stock of which 7,233,125 and 3,888,888 are issued and outstanding respectively. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

1

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Kaivan Sattar, our CEO, Anthony Leontiev, our CTO, Dylan Terrill, our CBO, and Edward Egwalu, our COO. The Company has or intends to enter into employment agreements with each of them, however there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Kaivan Sattar, Anthony Leontiev, Dylan Terrill, Edward Egwalu or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Political, economic and military conditions in Africa could negatively impact our business.

In recent years, there has been a substantial amount of hostilities, civil unrest and other political uncertainty in certain areas in Africa and beyond. If civil unrest were to disrupt our business in any of these regions, and particularly if political activities were to result in prolonged hostilities, unrest or civil war, it could result in operating losses and asset write downs and our financial condition could be adversely affected.

The geographic concentration of our loan portfolio and lending activities makes us vulnerable to a downturn in the local economy.

The majority of our loan and deposit concentration is primarily in Uganda, Kenya and Rwanda in Eastern Africa. Because of this geographic concentration, our results depend largely upon economic conditions in these areas. A deterioration in the economic conditions or a significant natural or man-made disaster, pandemics or disease in these market areas, could have a material adverse effect on the quality of the Company's loan portfolio, the demand for our products and services, and on our overall financial condition and results of operations. Adverse economic conditions in these states in particular could impair borrowers' ability to repay their loans, decrease the level and duration of deposits by customers, and erode the value of loan collateral. Adverse economic conditions can potentially cause a decline in real estate sales and prices in many markets across the Africa, the recurrence of an economic recession, and higher rates of unemployment. These conditions could increase the amount of our non-performing assets and have an adverse effect on our ability to collect on our non-performing loans or otherwise liquidate our non-performing assets (including other real estate owned) on terms favorable to us, if at all, any of which may cause us to incur losses, adversely affect our capital, and hurt our business.

Changing conditions in Africa could adversely affect our business.

A substantial number of our customers have economic and cultural ties to Africa and, as a result, we are likely to feel the effects of adverse economic and political conditions in Africa. U.S. and global economic policies, political or political tension, and global economic conditions may adversely impact the African economy. Management closely monitors our exposure to the African economy and, to date, we have not experienced any significant loss attributable to our exposure to Africa. Nevertheless, our efforts to minimize exposure to downturns in the African economy may not be successful in the future, and a significant downturn in the African economy could possibly have a material adverse effect on our financial condition and results of operations. If economic conditions in Africa change, we could experience an outflow of deposits from our customers with connections to Africa, which could have a material adverse effect on our financial condition and results of operations.

We operate in many different jurisdictions and we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-corruption laws.

The U.S. Foreign Corrupt Practices Act (FCPA) and similar worldwide anti-corruption laws, including the U.K. Bribery Act of 2010, generally prohibit companies and their intermediaries from making improper payments to non U.S. officials for the purpose of obtaining or retaining business. Our internal policies mandate compliance with these anti-corruption laws, including the requirements to maintain accurate information and internal controls which may fall within the purview of the FCPA, its books and records provisions or its anti-bribery provisions. We operate in many parts of the world that have experienced governmental corruption to some degree; and, in certain circumstances, strict compliance with anticorruption laws may conflict with local customs and practices. Despite our training and compliance programs, we cannot assure that our internal control policies and procedures always will protect us from reckless or criminal acts committed by our employees or agents. Our continued expansion outside the U.S., including in developing countries, could increase the risk of such violations in the future. In addition, from time to time, government investigations of corruption in construction-related industries affect us and our peers. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our results of operations or financial condition.

We work in international locations where there are high security risks, which could result in harm to our employees and contractors or material costs to us.

Some of our services are performed in high-risk locations, such as Africa, where the country or location is suffering from political, social or economic problems, or war or civil unrest. In those locations where we have employees, personnel or operations, we may incur material costs to maintain the safety of our personnel. Despite these precautions, the safety of our personnel in these locations may continue to be at risk. Acts of terrorism and threats of armed conflicts in or around various areas in which we operate could limit or disrupt markets and our operations, including disruptions resulting from the evacuation of personnel, cancellation of contracts, or the loss of key employees, contractors or assets.

We are unable to predict the extent to which the global COVID-19 pandemic may adversely impact our business operations, financial performance and results of operations.

We have elected the fair value option and we use estimates in determining the fair value of our loans and our asset-backed notes. If our estimates prove incorrect, we may be required to write down the value of these assets or write up the value of these liabilities, which could adversely affect our results of operations. Our ability to measure and report our financial position and results of operations is influenced by the need to estimate the impact or outcome of future events on the basis of information available at the time of the issuance of the financial statements. We use estimates, assumptions, and judgments when certain financial assets and liabilities are measured and reported at fair value. Fair values and the information used to record valuation adjustments for certain assets and liabilities are based on quoted market prices and/or other observable inputs provided by independent third-party sources, when available. During periods of market disruption, including periods of significantly rising or high interest rates, rapidly widening credit spreads or illiquidity, it may be difficult to value certain assets if trading becomes less frequent or market data becomes less observable. In such cases, certain asset valuations may require significant judgment, and may include inputs and assumptions that require greater estimation, including credit quality, liquidity, interest rates and other relevant inputs. If actual results differ from our judgments and assumptions, then it may have an adverse impact on the results of operations and cash flows. Management has processes in place to monitor these judgments and assumptions, including review by our internal valuation and loan loss allowance committee, but these processes may not ensure that our judgments and assumptions are correct. We use estimates and assumptions in determining the fair value. Changes to these inputs could significantly impact our fair value measurements. Valuations are highly dependent upon the reasonableness of our assumptions and the predictability of the relationships that drive the results of our valuation methodologies. In addition, a variety of factors such as changes in the interest rate environment and the credit markets, changes in average life, higher than anticipated delinquency and default levels or financial market illiquidity, may ultimately affect the fair values of our loans receivable and asset-backed notes. Material differences in these ultimate values from those determined based on management's estimates and assumptions may require us to adjust the value of certain assets and liabilities, including in a manner that is not comparable to others in our industry, which could adversely affect our results of operations.

Lending Activity

The Company's success depends, in part, on its ability to find and select entrepreneurs that will be able to successfully repay any debt issued to them by the Company. Additionally, the Company may be subject to various jurisdictional regulatory requirements in which it operates and the availability of capital or bankruptcy in the jurisdictions in which the Company operates may affect its customers' ability to pay and the returns the Company is able to obtain.

Our concentrations of loans in certain industries could have adverse effects on credit quality.

As of December 31, 2019, the Company's loan portfolio included loans to 837 borrowers in the mobility industry of $669,040. Because of these concentrations of loans in specific industries, a deterioration within these industries, especially those that have been particularly adversely impacted by the COVID outbreak, could affect the ability of borrowers, guarantors and related parties to perform in accordance with the terms of their loans, which could have material and adverse consequences on our financial condition and results of operations.

Our loan portfolio includes loans with a higher risk of loss which could lead to higher loan losses and nonperforming assets.

We originate commercial loans and consumer loans primarily within our market area. Commercial and consumer loans may expose the Company to greater credit risk than traditional fixed-rate fully amortizing loans secured by, for example, single-family residential real estate because any collateral securing these loans may not be sold as easily as single-family residential real estate. In addition, these loan types tend to involve larger loan balances to a single borrower or groups of related borrowers and are more susceptible to a risk of loss during a down turn in the business cycle. These loans also have historically had greater credit risk than other loans for the following reasons

Our focus on lending to small to mid-sized community-based businesses may increase our credit risk.

Most of our loans are made to small or middle market businesses. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities and have a heightened vulnerability to economic conditions. If general economic conditions in the markets in which we operate negatively impact this customer sector, our results of operations and financial condition may be adversely affected. Moreover, a portion of these loans have been made by us in recent years, thus we do not have a significant payment history from which to judge future collectability. As a result, it may be difficult to predict the future performance of this part of our loan portfolio. Furthermore, the deterioration of our borrowers' businesses may hinder. their ability to repay their loans with us, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Our direct lending/entrusted loan activities are subject to greater credit risks than larger lenders, which could adversely affect our results of operations.

There are inherent risks associated with our direct lending activities, including credit risk, which is the risk that borrowers may not repay the outstanding loans balances in our direct loan activities. So far, our direct lending clients have all been SMEs. These borrowers generally have fewer financial resources in terms of capital or borrowing capacity than larger entities and may have fewer financial resources to weather a downturn in the economy. Such borrowers may expose us to greater credit risks than lenders lending to larger, better-capitalized state-owned businesses with longer operating histories. Conditions such as inflation, economic downturn, local policy change, adjustment of industrial structure and other factors beyond our control may increase our credit risk more than such events would affect larger lenders

A significant source of credit risk is the possibility that losses will be sustained because borrowers, guarantors and related parties may fail to perform in accordance with the terms of their loan agreements.

Certain of the Company's loans are secured, but some loans are unsecured. With respect to secured loans, the collateral securing the repayment of these loans may be insufficient to cover the obligations owed under such loans. Collateral values may be adversely affected by changes in economic, environmental and other conditions, including declines in the value of real estate, changes in interest rates, changes in monetary and fiscal policies of the federal government, wide-spread disease, terrorist activity, environmental contamination and other external events. In addition, collateral appraisals that are out of date or that do not meet industry recognized standards may create the impression that a loan is adequately collateralized when it is not. The Company has adopted underwriting and credit monitoring procedures and policies, including regular reviews of appraisals and borrower financial statements, that management believes are appropriate to mitigate the risk of loss. The Company attempts to estimate the amount of losses that may be inherent in the portfolio through a quarterly evaluation process that includes several members of management and that addresses specifically identified problem loans, as well as other quantitative data and qualitative factors. Such risk management and accounting policies and procedures, however, may not prevent unexpected losses that could have a material adverse effect on the Company's financial condition, results of operations or liquidity.

Interest rate volatility stemming from COVID-19 could negatively affect our net interest income, lending activities, deposits and profitability.

Our net interest income, lending activities, deposits and profitability could be negatively affected by volatility in interest rates caused by uncertainties stemming from COVID-19. In March 2020, the Federal Reserve lowered the target range for the federal funds rate to a range from 0 to 0.25 percent, citing concerns about the impact of COVID-19 on markets and stress in the energy sector. A prolonged period of extremely volatile and unstable market conditions would likely increase our funding costs and negatively affect market risk mitigation strategies. Higher income volatility from changes in interest rates and spreads to benchmark indices could cause a loss of future net interest income and a decrease in current fair market values of our assets. Fluctuations in interest rates will impact both the level of income and expense recorded on most of our assets and liabilities and the market value of all interest-earning assets and interest-bearing liabilities, which in turn could have a material adverse effect on our net income, operating results, or financial condition.

We may incur lender liability as a result of our lending activities.

In recent years, a number of judicial decisions have upheld the right of borrowers and others to sue lending institutions on the basis of various evolving legal theories, collectively termed "lender liability." Generally, lender liability is founded on the premise that a lender has either violated a duty, whether implied or contractual, of good faith and fair dealing owed to the borrower or has assumed a degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or stockholders. We may be subject to allegations of lender liability, which could be time-consuming and expensive to defend and result in significant liability.

Our Motorcycle Lending Activities Involve Risks in Addition to Others Described Herein.

Motorcycle lending exposes us not only to most of the risks described above but also to additional risks, including the regulatory scheme that governs installment loans and those attendant to relying upon motorcycles and their repossession and liquidation value as collateral. Our motorcycle lending business is dependent upon referrals. Repossession of motorcycles entails the risk of litigation and other claims, including with respect to local laws. Although we have contracted with reputable repossession firms to repossess motorcycles on defaulted loans, it is not uncommon for consumers to assert that we were not entitled to repossess a motorcycles or that the repossession was not conducted in accordance with applicable law. These claims increase the cost of our collection efforts and, if successful, can result in awards against us.

Deteriorating business and economic conditions can adversely affect our industry and business.

Our financial performance generally, and the ability of borrowers to make payments on outstanding loans and the value of the collateral securing those loans, is highly dependent upon the business and economic conditions in the markets in which we operate and in Africa as a whole. In addition, rising geopolitical risks nationally and abroad may adversely impact the economy and financial markets in Africa. These economic pressures may adversely affect our business, financial condition, results of operations, and stock price. In particular, we may face the following risks in connection with deterioration in economic conditions:

- Problem assets and foreclosures may increase;
- Demand for our products and services may decline;
- Low cost or non-interest-bearing deposits may decrease;
- The value of our securities portfolio may decrease; and
  Collateral for loans made by us, especially real estate, may decline in value.

If we are unable to maintain compliance with covenants under our term loan agreements, we may become unable to borrow under those agreements or from the lender thereunder. In addition, global economic conditions may make it more difficult to obtain new lending facilities.

Our liquidity position is dependent upon our ability to borrow under term loan agreements, whether now existing or in the future. If we breach or default any of our term loan agreements, we may become unable to borrow under those agreement and the lender may refuse to conduct business with us in the future. Also, any default or breach of any agreement may impact our ability to borrow money from other lenders.

We have indebtedness which could affect our financial condition, and, if adverse changes in the credit markets occur, we may not be able to borrow funds under our term loan agreement or refinance our indebtedness.

If we cannot generate sufficient cash flow from operations to service our debt, we may need to further refinance our debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we will be able to take any of these actions, if necessary, on a timely basis or on terms satisfactory to us or at all. It is possible that one or more of the lenders will refuse or be unable to satisfy obligations to lend to us should we need to borrow funds under our term loan agreements. If borrowings are unavailable to us and we cannot generate sufficient revenues to fund our operations, our business will be adversely affected. In addition, the inability to borrow could hinder growth if we need funds to operate.

Our indebtedness could limit our ability to:
- obtain necessary additional financing for working capital, capital expenditures or other purposes in the future;
- plan for, or react to, changes in our business and the industries in which we operate;
- make future acquisitions or pursue other business opportunities; or
- react in an extended economic downturn.

We rely on third-party software and technology development as part of our digital platform.

We rely on third parties for some of our software and technology development. For example, some of the technologies and software that compose our instruction and assessment technologies are developed by third parties. We rely on those third parties for the development of future components and modules. Thus, we face risks associated with technology and software product development and the ability of those third parties to meet our needs and their obligations under our contracts with them. In addition, we rely on third parties for our internet-based product hosting. The loss of one or more of these third-party partners, a material disruption in their business or their failure to otherwise perform in the expected manner could cause disruptions in our business that may materially and adversely affect our results of operations and financial condition

Failure in our information technology, storage systems or our digital platform technology could significantly disrupt our operations and our business operations and efforts, which could adversely impact our revenues, as well as our research, development and commercialization efforts.

Our ability to execute our business strategy depends, in part, on the continued and uninterrupted performance of our information technology, or IT, systems, which support our operations and our research and development efforts. Due to the sophisticated nature of the technology we use in our products and service offerings, we are substantially dependent on our IT systems. IT systems are vulnerable to damage from a variety of sources, including telecommunications or network failures, malicious human acts and natural disasters. Moreover, despite network security and back-up measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Despite the precautionary measures we have taken to prevent unanticipated problems that could affect our IT systems, sustained or repeated system failures that interrupt our ability to generate and maintain data, and in particular to operate our digital immunoassay platform, could adversely affect our ability to operate our business. Any interruption in the operation of our digital immunoassay platform, due to IT system failures, part failures or potential disruptions in the event we are required to relocate our instruments within our facility or to another facility, could have an adverse effect on our operations

Our business is complex and involves the continued development of our digital lending platform in order to enhance the complete customer experience.

We continue to invest in initiatives designed to deliver a high-quality, coordinated experience, which requires substantial investment in technology, information systems, and employee training, as well as significant management time and resources. Our efforts include the integration and implementation of new technology, software, and processes to be able to fulfill transactions from any point within our system, which is extremely complex and may not meet expectations. These efforts involve substantial risk, including risk of implementation delays, cost overruns, technology interruptions, supply and distribution delays, and other issues that can affect the successful implementation and operation of our initiatives. If our initiatives are not successful, or we do not realize the return on our investments that we anticipate, our financial performance and future growth could be materially adversely affected

If new technologies adopted by us do not perform as expected, or if we are unable to effectively integrate new technologies in a commercially viable manner, our revenue growth and profitability may decline.

We are constantly evaluating new growth opportunities in the internet media industry. Some of these opportunities involve new digital platform technologies for which there are no proven markets, and may not develop as expected. These new technologies may not perform as expected or generate an acceptable rate of return. In addition, we may not be able to successfully develop new technologies to effectively and economically deliver our advertising or marketing services, or be able to compete successfully in the delivery of our news content based on or through new technologies. Furthermore, the success of our mobile applications is substantially dependent on the mobile applications developed by third-party developers. These applications may not be sufficiently developed to support our content and/or advertising and marketing services. If we are unable to deliver commercially viable services or applications based on the new technologies that we adopt, our financial condition and results of operations may be materially and adversely affected.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.


BUSINESS


Description of the Business

Asaak Financial Services Limited is a Delaware corporation incorporated/formed on March 6, 2017.

The Company conducts business in East Africa: Uganda, Kenya and Rwanda.

Asaak created an end-to-end digital lending platform for Africa, enabling users to apply for secured loans from all device types, where limited internet access is the norm. In a place that doesn't have a consistent credit score, Asaak created the Asaak Score, a comprehensive risk scoring benchmark used in all underwriting decisions. Asaak leverages its platform to offer value-added services to its borrower base.

Business Plan

The Company issues micro loans to small businesses in eastern Africa and leverages its platform to provide value add services to its customer base in Africa.

The Company's Products and/or Services

Product / Service	Description	Current Market

Asset Financing	Asset-backed loans for smartphone and motorcycles.	B2B2C, focused on mobility space in East Africa.

Competition

We have two main competitors; Watu and Tugende. Both of these brands use a brick and mortar approach, and we believe our use and implementation of technology differentiates our Company from them. Our competitors also use a DTC approach, whereas we use a modified partnerships approach, working with established businesses that have large customer bases to tap into for services, like lending. This enables us to have lower overhead, higher efficiency and faster scale potential.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

We sell our products on the direct-to-consumer and small & medium size enterprises markets. Our products are targeted to Africa's 1B financially underserved adults.

Supply Chain

We obtain our capital and resources from multiple sources, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
N/A	N/A	N/A	N/A	N/A	N/A

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Kaivan Sattar	CEO, Director	Asaak - Founder & CEO, June 2016-Present	Columbia University - Fu Foundation School of Engineering and Applied

			Science-Master of Science (2016).
Anthony Leontiev	CTO, Director	Asaak - CTO , September 2017-Present	Carnegie University - Bachelor of Science, Computer Science (2011).
Dylan Terrill	CBO, Director	Asaak - Chief Business Officer, 2016-Present	University of Massachusetts, Amherst-B.B.A, Finance (2014).
Edward Egwalu	COO, Director	Asaak - COO, Jan 2019-Present. Kampala - Branch Manager, Jun 2017 - Present.	Uganda Management Institute - Post Graduate Diploma, Monitoring and Evaluation (2020).

Biographical Information

Kaivan Sattar

Kaivan most recently worked as a Data Scientist at LendingHome and previously as a quant at the Federal Reserve Bank of New York for 3.5 years, where he valuated loans in the Discount Window's $2 trillion portfolio and was the lead developer of two risk models for the Fed's annual stress test of "Too Big to Fail" banks. In university, Kaivan conducted field research in Ghana, Bangladesh, and India to better understand how the poor save and borrow money without access to banks. This early research informed Kaivan's mission to redefine finance in emerging markets. He holds a masters in Operations Research from Columbia University which was attained in 2012 and a bachelors in Mathematics-Economics from New York University which was attained in 2016.

Anthony Leontiev

Anthony most recently was a Senior Architect at AltSchool, where he was a team lead on front and back-end development projects. He was previously a software engineer at Honest Buildings and has worn various hats at early to mid-stage startups. Anthony is building Asaak's mobile platform and automating the loan origination process. Anthony holds a bachelors in Computer Science from Carnegie Mellon University which was attained in 2011.

Dylan Terrill

Dylan most recently worked on the Business Operations team at LendingHome, where he worked for 2 years. At LendingHome, Dylan scaled the loan servicing/customer experience team from 2 individuals to over 50, leading investor relations, treasury, customer service and special servicing. Prior to LendingHome, Dylan was an investment banker at William Blair & Co. where he focused on M&A in the TMT space. He has held positions in venture capital, private equity, business development and capital markets in 8 different locations including Latin America and Africa. Dylan holds a dual degree in Finance and African American Studies from the University of Massachusetts Amherst which was attained in 2014.

Edward Egwalu

Eddie was most recently the Head of IT and Operations at Pilgrim Africa, an international public health-focused NGO. Before Pilgrim, Eddie consulted with various companies and government agencies including the Ministry of Agriculture on how to better improve their digital offerings and presence. Eddie holds a bachelors in Information Technology from Uganda Christian University which was attained in 2009 and a diploma in Monitoring and Evaluation from the Uganda Management Institute (UMI) which was attained in 2020.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 16,000,000 shares of common stock, par value $0.0001 per share (the "Common Stock") and 3,888,888 shares of preferred stock, par value $0.0001 per share (the "Preferred Stock").

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	9,253,123
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security. The holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect 2 directors of the Company.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	34.8%

Type	Preferred Stock (Series Seed)
Amount Outstanding	3,888,888
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	The conversion rate of the Series Seed Preferred Stock is subject to adjustment pursuant to a standard, broad-based, weighted average anti-dilution adjustment formula, subject to customary exceptions, as set forth in the Company's current Certificate of Incorporation. The conversion price will also be subject to proportional adjustments for stock splits, stock dividends, recapitalizations, etc.
Other Rights	At any time when at least twenty-five percent (25%) of the initially issued shares of Preferred Stock remain outstanding, the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis) must approve any action by the Company to: (a) alter the rights, powers or privileges of the Preferred Stock in a way that adversely affects the Preferred Stock; (b) increase or decrease the authorized number of shares of any class or series of capital stock; (c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Company, as then in effect, that are senior to or on a parity with any series of Preferred Stock; (d) redeem or repurchase certain shares of Common Stock or Preferred Stock; (e) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock; (t) increase or decrease the number of directors of the Company; or (g) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event. Each holder of Series Seed Preferred Stock Each is entitled to most-favored investor protection for various rights, preferences, privileges and registration rights. Each holder of more than 648,172 shares of Series Seed Preferred Stock has the right to (i) receive certain financial information from the Company, (ii) examine the books of account and records of the Company, (iii) discuss the Company's affairs, finances and accounts with its officers, (iii) an assignment of the Company's non-exercised first right of refusal with respect to any transfer of shares of Common Stock from certain key members of the Company, and (iv) first refuse to purchase such holder's pro rata share of any issuance of new securities, including the Securities. Each holder of Preferred Stock have a 1x liquidation preference.

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Preferred Stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	14.6%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	SAFEs
Face Value	$845,380
Voting Rights	Each SAFE is convertible into certain securities of the Company issued in connection with the Company's next equity financing for the principal purpose of raising capital pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation. Upon conversion of the SAFE, the holders may have one vote for each share of stock held by such stockholders.
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $8,000,000 Discount: 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional SAFEs which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	16%

Type	SAFEs
Face Value	$168,000
Voting Rights	Each SAFE is convertible into certain securities of the Company issued in connection with the Company's next equity financing for the principal purpose of raising capital pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation. Upon conversion of the SAFE, the holders may have one vote for each share of stock held by such stockholders.
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $10,000,000 Discount: 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional SAFEs which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.5%

Type	SAFEs
Face Value	$300,000
Voting Rights	Each SAFE is convertible into certain securities of the Company issued in connection with the Company's next equity financing for the principal purpose of raising capital pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation. Upon conversion of the SAFE, the holders may have one vote for each share of stock held by such stockholders.
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $10,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional SAFEs which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.5%

Type	SAFEs
Face Value	$719,498.30
Voting Rights	Each SAFE is convertible into certain securities of the Company issued in connection with the Company's next equity financing for the principal purpose of raising capital pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation. Upon conversion of the SAFE, the holders may have one vote for each share of stock held by such stockholders.
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $30,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional SAFEs which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.6%

Type	SAFEs
Face Value	$50,000
Voting Rights	Each SAFE is convertible into certain securities of the Company issued in connection with the Company's next equity financing for the principal purpose of raising capital pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation. Upon conversion of the SAFE, the holders may have one vote for each share of stock held by such stockholders.
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $90,000,000 Discount: 10%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional SAFEs which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.2%

Type	Crowd SAFEs
Face Value	$914,255.37
Voting Rights	Each SAFE is convertible into certain securities of the Company issued in connection with the Company's next equity financing for the principal purpose of raising capital pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation. Upon conversion of the SAFE, the holders may have one vote for each share of stock held by such stockholders.
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $10,000,000 Discount: 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional SAFEs which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	13.8%

Type	Options and Restricted Stock Units
Authorized / Outstanding	2,666,666 / 110,000
Voting Rights	Each option is convertible into shares of Common Stock. Upon conversion of their options, the holders shall have one vote for each share of stock held by such stockholders.
Anti-Dilution Rights	None
Material Terms	The options or RSUs will be issued in accordance with the Company's employee incentive plan, which may include vesting provisions. The percentage calculated below assumes that all shares reserved for issuance have been issued and are outstanding.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board of Directors and the stockholders can authorize and issue additional options at a later Date. The availability of any Common Stock convertible from such options and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF or in the case of a foreign issuer, pursuant to Rule 903 of Regulation S promulgated under the Securities Act.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	10%

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Various US Investors
Creditor	$4,940,115
Other Material Terms	As of January 31, 2021, the Company had taken 109 loans from investors, which ranged in value from $500 to $75,000 with varying interest rates ranging from 10% to 40%. The terms of each loan ranges from 6 months to 36 months. The balances of the loans due from investors were $2,366,438 and $730,397 respectively.
Maturity Date	Various

Type	Kaivan Sattar
Amount Outstanding	$11,000
Interest Rate	13%
Other Material Terms	Kaivan, the CEO, has granted a loan to the Company.
Maturity Date	12/9/22

Type	Kaivan Sattar
Amount Outstanding	$26,000
Interest Rate	13%
Other Material Terms	Kaivan, the CEO, has granted a loan to the Company.
Maturity Date	11/27/22

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Kaivan Sattar	3,619,998 shares of Common Stock	27.55%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$42,868	($153,950)	$0

Liquidity and Capital Resources

On April 10, 2021, the Company closed an offering pursuant to Regulation CF and raised $1,058,454.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
SAFE	$845,380	17 SAFEs	General Working Capital	January 19, 2019 – December 1, 2020	Section 4(a)(2)
SAFE	$168,000	5 SAFEs	General Working Capital	March 5, 2021 – March 19, 2021	Section 4(a)(2)
SAFE	$300,000	1 SAFE	General Working Capital	June 30, 2021	Section 4(a)(2)
SAFE	$719,498.30	24 SAFEs	General Working Capital	May 21, 2021 - November 22, 2021	Section 4(a)(2)
SAFE	$50,000	1 SAFE	General Working Capital	March 16, 2022	Section 4(a)(2)
Crowd SAFE	$1,058,454	2,031 SAFEs	General Working Capital	April 10, 2021	Reg CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: From time to time, the Company gives and takes advances from employees and stockholders. As of December 31st, 2021, and December 31st, 2020, the balance of the Advances to Related Parties was $4,364,555 and $1,392,337, respectively, and the balance of the Advances from Related Parties was $1,676,874 and $523,526, respectively. These advances have no interest rate or specified maturity date. However, management intends for these advances to be repaid within the next year.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Kaivan Sattar Kaivan Khalid Sattar
(Signature)

Kaivan Sattar
(Name)

CEO, Director
(Title)

I, Kaivan Sattar, the Chief Executive Officer of Asaak Financial Services Limited, certify that the financial statements of Asaak Financial Services Limited, included in this Form are true and complete in all material respects.

/s/ Kaivan Sattar Kaivan Khalid Sattar
(Signature)

Kaivan Sattar
(Name)

CEO, Director
(Title)

August 16, 2022
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Kaivan Sattar Kaivan Khalid Sattar
(Signature)

Kaivan Sattar
(Name)

Director
(Title)

August 16, 2022
(Date)

/s/ Anthony Leontiev AL

_____

(Signature)

Anthony Leontiev
_____

(Name)

Director
_____

(Title)

August 16, 2022
_____

(Date)

/s/ Dylan Terrill   *Dylan S Terrill*
_____

(Signature)

Dylan Terrill
_____

(Name)

Director
_____

(Title)

August 16, 2022
_____

(Date)

/s/ Edward Egwalu
_____

(Signature)

Edward Egwalu
_____

(Name)

Director
_____

(Title)

August 16, 2022
_____

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

ASAAK FINANCIAL SERVICES LIMITED

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2021 AND 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Asaak Financial Services Limited
San Francisco, California

We have reviewed the accompanying consolidated financial statements of Asaak Financial Services Limited, which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of income, consolidated statements of equity and consolidated statements of cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
August 8, 2022

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.ITAX (1829) • WWW.BELLEBS.COM

ASAAK FINANCIAL SERVICES LIMITED
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2021 AND 2020
(unaudited)

ASSETS

	2021	2020
CURRENT ASSETS		
Cash and cash equivalents	$ 1,124,734	$ 329,742
Accounts receivable	60	-
Inventory	4,685	4,684
Prepaid expenses and other current assets	6,724	9,751
Research and development credit receivable	4,556	-
Deposits	6,658	3,558
Salary advances	36,340	4,932
Loans to entrepreneurs - current portion	145,040	214,023
TOTAL CURRENT ASSETS	1,328,797	566,690
PROPERTY AND EQUIPMENT		
Property and equipment, net	2,135,093	32,158
OTHER ASSETS		
Advances to related parties	4,364,555	1,392,337
Loans to entrepreneurs	308,211	454,800
TOTAL OTHER ASSETS	4,672,766	1,847,137
TOTAL ASSETS	$ 8,136,656	$ 2,445,985

LIABILITIES AND SHAREHOLDERS' EQUITY

	2021	2020
CURRENT LIABILITIES		
Accounts payable	$ 1,439	$ 1,435
Accrued expenses	4,618	875
Advances from related parties	1,676,874	523,526
Deferred interest income	314,841	314,759
Loans from investors - current portion	271,745	97,883
Loans payable - current portion	604,450	32,132
Loan to related party	-	26,000
Payroll liabilities	6,687	15,366
SBA PPP loan	-	13,830
TOTAL CURRENT LIABILITIES	2,880,654	1,025,806
LONG-TERM LIABILITIES		
Loans from investors	1,938,614	516,834
Loans payable	467,901	-
TOTAL LONG-TERM LIABILITIES	2,406,515	516,834
TOTAL LIABILITIES	5,287,169	1,542,640
SHAREHOLDERS' EQUITY		
Common stock, see note 8	925	722
Preferred stock, see note 8	389	389
Additional paid-in capital	2,205,374	2,204,801
Additional paid-in capital - SAFEs	2,947,134	745,380
Other comprehensive income	129,846	(9,112)
Accumulated deficit	(2,434,181)	(2,038,835)
TOTAL SHAREHOLDERS' EQUITY	2,849,487	903,345
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 8,136,656	$ 2,445,985

See independent accountant's review report and accompanying notes to financial statements.

ASAAK FINANCIAL SERVICES LIMITED
CONSOLIDATED STATEMENTS OF INCOME
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
REVENUES	$ 1,065,078	$ 201,207
COST OF GOODS SOLD	254,494	97,757
GROSS PROFIT	810,584	103,450
OPERATING EXPENSES		
Depreciation	19,818	6,610
General and administrative	1,128,268	260,276
Sales and marketing	63,876	21,632
TOTAL OPERATING EXPENSES	1,211,962	288,518
NET OPERATING INCOME	(401,378)	(185,068)
OTHER INCOME/(EXPENSES)		
Interest expenses	(14,464)	(4,473)
Other income	20,496	1,750
TOTAL OTHER INCOME	6,032	(2,723)
NET LOSS	(395,346)	(187,791)
OTHER COMPREHENSIVE INCOME		
Foreign currency translation adjustments	138,958	1,140
TOTAL OTHER COMPREHENSIVE INCOME	138,958	1,140
NET LOSS	$ (256,388)	$ (186,651)

See independent accountant's review report and accompanying notes to financial statements.

ASAAK FINANCIAL SERVICES LIMITED
CONSOLIDATED STATEMENTS OF EQUITY
DECEMBER 31, 2021 AND 2020
(unaudited)

	Preferred Stock		Common Stock						
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Additional Paid-in Capital - SAFEs	Other Comprehensive Income	Retained Earnings (Accumulated Deficit)	Total
ENDING BALANCE, DECEMBER 31, 2019	3,888,888	$ 389	6,013,125	$ 601	$ 1,491,008	$ 250,000	$ (10,252)	$ (1,851,044)	$ (119,298)
Issuance of SAFE obigations	-	-	-	-	-	495,380	-	-	$ 495,380
Issuance of common stock	-	-	1,210,000	121	713,248	-	-	-	$ 713,369
Vesting of stock options	-	-	-	-	545	-	-	-	$ 545
Net loss	-	-	-	-	-	-	1,140	(187,791)	$ (186,651)
ENDING BALANCE, DECEMBER 31, 2020	3,888,888	$ 389	7,223,125	$ 722	$ 2,204,801	$ 745,380	$ (9,112)	$ (2,038,835)	$ 903,345
Issuance of SAFE obigations	-	-	-	-	-	2,201,754	-	-	$ 2,201,754
Issuance of common stock	-	-	2,029,998	203	-	-	-	-	$ 203
Vesting of stock options	-	-	-	-	573	-	-	-	$ 573
Net loss	-	-	-	-	-	-	138,958	(395,346)	$ (256,388)
ENDING BALANCE, DECEMBER 31, 2021	**3,888,888**	**$ 389**	**9,253,123**	**$ 925**	**$ 2,205,374**	**$ 2,947,134**	**$ 129,846**	**$ (2,434,181)**	**$ 2,849,487**

See independent accountant's review report and accompanying notes to financial statements.

ASAAK FINANCIAL SERVICES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (395,346)	$ (187,791)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation expense	19,818	6,610
Loss on foreign currency translation	138,958	1,140
Forgiveness of SBA PPP loan	(13,830)	-
Stock compensation expense	573	545
(Increase) decrease in assets:		
Accounts receivable	(60)	-
Inventory	(1)	(4,684)
Prepaid expenses and other current assets	3,027	(9,351)
Research and development credit receivable	(4,556)	-
Deposits	(3,100)	69
Salary advances	(31,408)	(4,932)
Loans to entrepreneurs	215,572	(496,283)
Increase (decrease) in liabilities:		
Accounts payable	4	1,214
Accrued expenses	3,743	(9,542)
Advances from related parties	(2,972,218)	(1,363,463)
Deferred interest income	82	314,759
Payroll liabilities	(8,679)	15,366
Loans from investors	1,595,642	(32,379)
CASH USED FOR OPERATING ACTIVITIES	(1,451,779)	(1,768,722)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for fixed assets	(2,122,753)	(13,772)
CASH USED FOR INVESTING ACTIVITIES	(2,122,753)	(13,772)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment/(Issuance) of advances to related parties	1,127,348	549,526
Issuances of Loans	1,040,219	32,132
Issuances of SBA PPP loan	-	13,830
Issuance of SAFE obligations	2,201,754	495,380
Issuance of common stock	203	713,369
CASH PROVIDED BY FINANCING ACTIVITIES	4,369,524	1,804,237
NET INCREASE IN CASH	794,992	21,743
CASH AT BEGINNING OF YEAR	329,742	307,999
CASH AT END OF YEAR	$ 1,124,734	$ 329,742
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ 9,973	$ 4,473
INCOME TAXES	$ 840	$ 166

See independent accountant's review report and accompanying notes to financial statements.

1. **Summary of Significant Accounting Policies**

The Company

Asaak Financial Services Limited (the "Company") was incorporated in Delaware on March 6, 2017. The Company provides loans to entrepreneurs in Uganda by taking out loans in the United States. The consolidated financial statements include the operating results of the Company and wholly owned subsidiary Asaak Financial Services Limited, a Uganda corporation incorporated on September 13, 2016, at each of the entities historical basis. The Company's headquarters are in San Francisco, California. The Company began operations in 2016.

Going Concern

Since Inception, the Company has relied on the issuance of common and preferred stock, issuance of Simple Agreements for Future Equity ("SAFEs"), and the issuance of loans issued to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2021, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise additional funds and achieve profitable operations.

Fiscal Year

The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting

The consolidated financial statements include the accounts of Asaak Financial Services Limited and Asaak Financial Services, Limited, a Uganda corporation (collectively, the "Company). Asaak Financial Services Limited (Uganda) is fully owned by Asaak Financials Services Limited (US). The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying consolidated financial statements.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, and 2020, the Company held no cash equivalents.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

1. **Summary of Significant Accounting Policies (continued)**

Risks and Uncertainties (continued)
The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021 and 2020, the Company believed all amounts in accounts receivable are collectable.

Inventory
Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2021 and 2020, the balance of inventory related to finished goods was $4,685 and $4,684, respectively.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Equipment is depreciated over five years, while vehicles are depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a C Corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years.

See independent accountant's review report.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Income Taxes (continued)
Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Stock Compensation Expense
ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees and non-employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values at the grant date. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair grant date FV of equity instruments. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date. Share-based compensation expense for the years ended December 31, 2021 and 2020 was $573 and $545, respectively.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

1. <u>**Summary of Significant Accounting Policies (continued)**</u>

Fair Value of Financial Instruments (continued)
The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by charging interest and fees on the loans that are issued to entrepreneurs in Uganda. The Company's payments are generally collected monthly or quarterly. For years ending December 31, 2021, and 2020 the Company recognized $1,065,078 and $201,207 in revenue, respectively. The Company records deferred interest income for the portion of interest that is earned as of year end, but not yet paid by debtors. As of December 31, 2021 and 2020, the Company recorded $314,841 and $314,759 in deferred interest income, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing

1. **Summary of Significant Accounting Policies (continued)**

New Accounting Pronouncements (continued)
guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

2. **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Property and Equipment**

Property and equipment consisted of the following at December 31, 2021 and 2020:

Property and equipment at cost:	2021	2020
Equipment	$ 74,951	$ 50,085
Motor Vehicles	2,097,887	-
	2,172,838	50,085
Less: Accumulated depreciation	37,745	17,927
Total	$ 2,135,093	$ 32,158

4. **Advances to/from Related Parties**

From time to time, the Company gives and takes advances from employees and shareholders. As of December 31, 2021, and 2020, the balance of the advances to related parties, net of advances from related parties was $4,364,555 and $1,392,337, respectively. As of December 31, 2021 and 2020, the balance of the advances from related parties was $1,676,874 and $523,526, respectively. These advances have no interest rate or specified maturity date. However, management intends for these advances to be repaid within the next year.

5. **Loans from Investors**

The Company takes loans from American investors as part of its regular business operations. As of December 31, 2021, the Company had taken 162 loans from investors. The amounts of the loans range from $500 to $75,000, and the interest rates range from 10% to 40%. The terms range from six months to thirty-six months. The balances of the loans due from to investors were $2,210,359 and $614,717, as of December 31, 2021 and 2020, respectively.

Maturity of the loans from investors is as follows:

	2021	2020
December 31, 2022	$ 271,745	$ 97,883
December 31, 2023	1,938,614	516,834
	$2,210,359	$ 614,717

6. **Loan to Entrepreneurs**

The Company gives loans to Ugandan entrepreneurs as part of its regular business operations.

As of December 31, 2021, the Company had given 2,895 loans to entrepreneurs from Uganda. The amounts of the loans range from $1 to $46,728, and the interest rates range from 0.1% to 30%. The terms range from 7 days to 686 days. The balances of the loans due to the Company were $900,207 and $1,162,524 as of December 31, 2021 and 2020, respectively. As of December 31, 2021, and 2020, the Company had an allowance for doubtful accounts of $446,956 and $493,701, respectively.

5. **Loans Payable**

Loans payable consisted of the following as of December 31, 2021 and 2020:

	2021	2020
Contract note payable; interest at 10% per annum, maturing in November 2022, monthly payment of $2,660, uncollateralized.	$ 57,640	$ -
Contract note payable; interest at 10% per annum, maturing in February 2023, monthly payment of $3,399, uncollateralized.	73,662	-
Contract note payable; interest at 10% per annum, maturing in February 2023, monthly payment of $3,395, uncollateralized.	54,323	-

7. **Loans Payable (continued)**

Contract note payable; interest at 10% per annum, maturing in May 2023, monthly payment of $1,854, uncollateralized.	29,799	-
Contract note payable; interest at 10% per annum, maturing in May 2023, monthly payment of $619, uncollateralized.	13,423	-
Contract note payable; interest at 10% per annum, maturing in August 2023, monthly payment of $1,476, uncollateralized.	31,988	-
Contract note payable; interest at 10% per annum, maturing in September 2023, monthly payment of $8,638, uncollateralized.	187,199	-
Contract note payable; interest at 10% per annum, maturing in November 2023, monthly payment of $13,764, uncollateralized.	264,987	-
Contract note payable; interest at 10% per annum, maturing in December 2023, monthly payment of $16,581, uncollateralized.	359,330	-
Contract note payable; interest at 10% per annum, maturing in December 2023, monthly payment of $16,581, uncollateralized.	-	32,132
	$1,072,351	32,132
Less: Current portion of notes payable	604,450	32,132
Long term portion of notes payable	467,901	-

Maturity of the loans payable is as follows:

December 31, 2022	$	604,450
December 31, 2023		467,901
		$1,072,351

8. **Equity**

Preferred Stock
Under the articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is 3,888,888 shares at $0.0001 par value per share. As of As of December 31, 2021 and 2020, the Company had 3,888,888 shares of Preferred Stock have been issued and are outstanding.

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 16,000,000 shares, at $0.0001 par value per share. As of December 31, 2021, and 2020, 9,253,123 and 7,223,125 shares have been issued and are outstanding, respectively.

SAFE Obligations
Since inception, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2021 and 2020 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required or reflected in income for the years ended December 31, 2021 and 2020.

As of December 31, 2021, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

As of December 31, 2021, and 2020, the Company had $2,945,134 and $745,380 of SAFE obligations outstanding, with valuation caps between $8,000,000 and $90,000,000 and discount rates of 80%.

8.   **Equity (continued)**

Share-Based Compensation
The Company's 2019 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 2,666,666 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Share awards generally vest over four years. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. As of December 31, 2021, 110,000 shares have been granted under the Plan. No shares have been exercised as of December 31, 2021.

9.   **Functional and Presentational Currency**

The functional currency of the Company is the primary economic environment in which the Company operates, which is the Ugandan shilling (UGX).

Transactions in currencies other than the entity's functional currency are recorded at the rates of exchange prevailing on the date of the transaction. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the rates prevailing at the end of reporting periods. Exchange differences arising on the settlement of monetary items and on translation of monetary items at period-end are included in income statement of the period.

For the purpose of presenting these financial statements, the Company's assets and liabilities are expressed in US dollars at the exchange rate on the balance sheet date, stockholder's equity accounts are translated at historical rates, and income and expenses are translated at the periods ending exchange rates.

Exchange rates used for the translation as follows:
0.000267315 for 2020. Rate provided by www.xe.com Foreign Exchange Converter
0.000267385 for 2021. Rate provided by www.xe.com Foreign Exchange Converter

10.   **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on March 6, 2017 and has established and presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

11.   **Subsequent Events**

Loans to Entrepreneurs
The Company issued 293 loans to Ugandan entrepreneurs ranging from $5 to $24,480 with interest rate ranging from 2.5% to 10% and terms ranging from 7 days to 730 days.

11.   <u>**Subsequent Events (continued)**</u>

Loans from Investors
The Company entered into 165 loans with American investors ranging from $10,000 to $1,120,000 with interest rates ranging from 10% to 14% and terms ranging from 12 months to 24 months.

Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") up to $535,000 in SAFEs. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $535,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation
Management has evaluated subsequent events through August 8, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.